FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.

Material Fact, dated March 23, 2009, of the registrant and the registrant’s subsidiary, Cosan S.A. Indústria e Comércio (collectively the “Companies”), regarding the resignation of Mr. Paulo Sérgio de Oliveira Diniz and the appointment of Mr. Marcelo Eduardo Martins as a member of the Companies’ respective board of directors, Chief Financial Officer and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date: March 24, 2009	By:	/s/ Marcelo Eduardo Martins
		Name:	Marcelo Eduardo Martins
		Title:	Chief Financial Officer and Investors Relations Officer

3

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF No. 50.746.577/0001-15 NIRE 35.300.177.045 Publicly-Held Company	COSAN LIMITED CVM No. 80071 CNPJ/MF No. 08.887.330/0001-52

NOTICE TO THE MARKET

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) (“Cosan S.A.”) and COSAN LIMITED (Bovespa and NYSE: CZZ) (“Cosan Ltd.”, and together with Cosan S.A., the “Companies”), pursuant to CVM Instruction 358/02, hereby announces that, having been nominated by the Chairman of the Board of Directors of the Companies, in accordance with the sole paragraph of article 18 of Cosan S.A.’s Bylaws and article 23.3 of Cosan Ltd ’s Byelaws, MARCELO EDUARDO MARTINS, Brazilian, married, business administrator, bearer of ID Card (RG) 15.465.270-SSP/SP, inscribed in the individual roll of taxpayers (CPF/MF) under No. 084.530.118-77, with offices at Avenida Presidente Juscelino Kubitschek, 1.726, 6º andar, CEP 04543-000, in the city and state of São Paulo (telephone 011 3897.9797 and email marcelo.martins@cosan.com) has, as of the date hereof, been elected to the Board of Directors of both Cosan S.A. and Cosan Ltd. where he will remain until the next Annual Shareholders’ Meeting to be called in accordance with applicable law. At the same time, the Board of Directors of the Companies have accepted the resignation of Paulo Sérgio de Oliveira Diniz as director from the Board of Directors of the Companies and from his position as Chief Financial Officer and Investor Relations Officer.

In addition, the Board of Directors of the Companies have appointed Marcelo Eduardo Martins as the new Chief Financial and Investor Relations Officer of both Cosan S.A. and Cosan Ltd.  Mr. Martins will also retain his current position as Mergers & Acquisitions Officer.

Prior to joining the Cosan Group in July 2007 as an executive of our parent company, Aguassanta Participações S.A., Mr. Martins was Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in Business Administration from the Getúlio Vargas Foundation, majoring in Finance.

Cosan would like to take this opportunity to thank Paulo Diniz for his exemplary service to the Cosan Group over the years and to reaffirm its commitment to implementing and integrating the recently acquired assets in order to consolidate its leadership in Brazil’s sugar and ethanol market.

São Paulo, March 23, 2009

Cosan S.A. Indústria e Comércio
Cosan Limited

Rubens Ometto Silveira Mello
Chairman of the Board of Directors